

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via E-mail
Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Suite 2315, Kuntai International Mansion Building
Yi No. 12, Chaoyangmenwai Ave.
Chaoyang District, Beijing, China 100020

> **Re:** **General Steel Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 1-33717**

Dear Mr. Chen:

We have reviewed your response letter dated November 1, 2011 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.	We have read your response to prior comment two from our letter dated October 18, 2011. We note that there are three subsidiaries where Longmen Joint Venture does not hold a controlling interest. Please provide us with a specific and comprehensive discussion regarding how you determined that these subsidiaries should be consolidated.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements, page 3

Note 20 – Subsequent Events, page 38

2.	We note your response to prior comment four, from our letter dated October 18, 2011 and have the following additional comments:

- Please provide us with a specific and comprehensive discussion regarding how you determined it was appropriate for the Longmen Joint Venture to record 100% of the revenues related to the pooled assets.

- We note that the Longmen Joint Venture is comprised of various subsidiaries. Please tell us which subsidiary will record the sales from this agreement.

- It appears that payments made to Shaanxi Steel Group are directly attributable to the revenues of the inventory produced from the pooled assets. Therefore, it is unclear to us why you believe it is appropriate to classify both the monthly payments and the profit sharing payments made to Shaanxi Steel as a financing expense. Please explain further.

- We note that, for the first two years of the agreement, Shaanxi Steel will receive 40% of the pre-tax profits on the sale of products manufactured at the Longmen Joint Venture. As a result of this agreement, it appears that your interests in the profits will be 36%. Given the overall reduction of your interests in the income of the Longmen Joint Venture, please provide us with a specific and comprehensive discussion regarding how and why you determined it is still appropriate for you to consolidate the Longmen Joint Venture.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Stephen D. Brook, Esq.
Burns & Levinson LLP